Exhibit 21.1
SUBSIDIARIES OF ROBLOX CORPORATION

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Roblox Australia Pty Ltd	Australia
Roblox Canada Inc.	Canada
Roblox China Holding Corporation	Cayman Islands
Roblox (Shenzhen) Digital Science and Technology, Co., Ltd	China
LoomAI, LLC	Delaware, United States
Guilded, LLC	Delaware, United States
Hamul, LLC	Delaware, United States
Roblox Community Fund, PB LLC	Delaware, United States
Roblox Advertising Services, LLC	Delaware, United States
Speechly, Inc.	Delaware, United States
Speechly Oy	Finland
Roblox HK Limited	Hong Kong
Roblox India Services Private Limited	India
Roblox Godo Kaisha	Japan
Roblox Prepaid Company, LLC	Kentucky, United States
Roblox Korea Limited	Korea
Roblox Netherlands B.V.	Netherlands
Byfron Technologies LLC	Ohio, United States
Roblox UK Limited	United Kingdom